Filed by Medtronic, Inc. (SEC File No.: 001-07707)
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Covidien plc
Form S-4 File No.: 333-197406
Date: October 10, 2014

From: Omar Ishrak

Sent: Friday, October 10, 2014 6:32 AM

Subject: New Executive Leadership Team Upon Close of Covidien Acquisition

Dear Medtronic and Covidien Employees:

The planned acquisition of Covidien will greatly accelerate our joint vision to transform healthcare around the world, improving our ability to address the needs of more patients, in more ways, and in more places than ever before. Our goal requires bold, capable leadership and new organizing principles and structures to achieve our vision for growth.

Click here to watch the video.

Today, I am announcing decisions that have been made regarding the executive team who will lead our combined organization as well as a new organizational structure that will become effective upon close of the transaction. Upon close, the new company will be comprised of four major business groups and four global regions, with a new Executive Committee identified below.

Group Structure and Executive Assignments

Bryan Hanson will become Executive Vice President and President of a newly formed Covidien Group, reporting to me. This change creates a fourth group in Medtronic’s business structure. The Covidien Group includes all of the current Covidien businesses, with the exception of Covidien’s current Peripheral and Neurovascular businesses. This group will account for more than $9 billion in annual revenues.

Bryan has more than 20 years in the medical technology industry, and most recently served as Group President, Covidien. Bryan is a well-respected leader, both within Covidien and in the industry, and he will become a member of the Medtronic Executive Committee.

Medtronic’s current group leaders – Mike Coyle, Executive Vice President and President of the Cardiac and Vascular Group (CVG), with more than $10 billion in anticipated annual revenues (post close); Hooman Hakami, Executive Vice President and President of the Diabetes Group, with nearly $2 billion in anticipated annual revenues (post close); and Chris O’Connell, Executive Vice President and President of the Restorative Therapies Group (RTG), a business with over $7 billion in anticipated annual revenues (post close) – will continue to lead their groups after the close of the transaction.

In addition to the new Covidien group, I am also announcing that Covidien’s current Peripheral Vascular Business, including the Endovascular, Arterial and CVI businesses, will be integrated into the CVG’s Aortic and Peripheral Vascular Business after the close of the transaction. Upon close, Covidien’s Neurovascular Business will be integrated into RTG as an independent business unit. More details regarding the specifics of these organizational changes will be announced over time as the Integration Planning Teams and CVG and RTG leaders complete their assessments of and recommendations for these business integrations.

Regional Structure and Executive Assignments

Our new combined company will have considerably broader assets, new customers, and new operations that can be grouped and aligned to better serve our global customers. The breadth and complexity of the new organization requires a new approach for both companies as we service customers around the world. International opportunities continue to be major growth drivers for the business. While I am asking a few leaders to take on additional responsibility in providing strategic oversight and more dedicated leadership than I alone can provide, I will remain as personally engaged as possible in these regions to ensure these important growth areas get the support they need.

Upon close of the transaction, we will organize into four major regions under the structure and executive leadership described below.

Asia Pacific Region

Bob White will become Senior Vice President and President of Medtronic Asia Pacific Region upon close of the transaction, based in Singapore. The countries of Japan, India, Australia/New Zealand, Korea and the countries within Southeast Asia will make up this region. Bob has more than 10 years’ experience in the medical technology industry, and extensive experience with global multinational companies. Bob is currently President of Covidien’s Emerging Markets. Bob brings a wealth of experience to this position and will be an instrumental leader of the Executive Committee, leading the formation and execution of our ambitious growth plans in this region.

Americas Region

Mike Genau will become Senior Vice President and President of Medtronic’s Americas Region upon close of the transaction. This new region will include Canada, Latin America and the United States. Mike has been Medtronic’s U.S. Region leader for the past two years and has led this team in our efforts to establish an Integrated Health Solutions business in the U.S. Mike brings similar regional and multinational leadership experience to this position.

Europe, Middle East and Africa Region (EMEA)

Rob ten Hoedt will serve as Executive Vice President and President of the EMEA Region upon close of the transaction. This region includes Europe, the Middle East and Africa. Rob first joined Medtronic in 1991 and has served in a variety of leadership positions over his time with the company. He has been the EMEAC Regional Leader for the past five years and most recently led the creation of Medtronic’s Hospital Solutions business in Europe. As indicated above and upon close of the transaction, Canada will move into the Americas Region.

Greater China

Chris Lee, President of Medtronic Greater China Region, will continue to lead the Greater China market and will serve as Senior Vice President and President upon close of the transaction. The ongoing size, complexity and opportunity in Greater China continues to warrant its designation as a distinct Medtronic region. Chris joined Medtronic in 2012 from Bayer Healthcare and has led Medtronic’s growth efforts in the market, including strengthening our go-to-market approaches and functional excellence in the region.

Functional Leadership

The functions represented on the current Medtronic Executive Committee will not change and will be filled by the current Medtronic leaders after the transaction closes. These leaders will continue to drive for functional excellence in their respective areas around the world and will work closely with the Integration Planning Teams and business group and regional leaders to design the structures, processes and interactions necessary to deliver new levels and forms of functional excellence in the new, combined company. The functional leader of Global Compliance will continue to report into me.

Photos and biographies of members of the Medtronic Executive Committee reflecting the decisions above are viewable here.

I will be working with the new Executive Committee to establish further clarity and details around the operating principles, processes and decision-making mechanisms that will exist between the business groups, regions and functional entities. These operating structures will be highly integrated and interdependent as we deliver for our customers across the globe.

Over the coming weeks, the new Executive Committee will be selecting their leadership teams that will become effective upon close of the transaction. We plan to provide you with an update on our progress regarding the makeup of these teams by the middle of November.

What’s Ahead

In the coming months, the new executive team will work together to assist the integration planning efforts, listening to and learning from both companies, to build on our combined strengths and craft our future plans as one company.

Until the close of the transaction, our respective companies will continue to operate in their current form, under their current leadership structures and as two separate companies.

For now, it is critical that all of us remain focused on our current business objectives and plans, and that we deliver on the results we have set for this fiscal year.

We have a challenging and exciting journey ahead as we bring together two great companies. I thank you for your continued support and the contributions you make each and every day to our businesses. Please join me in congratulating these leaders on their assignments in the future combined company.

Regards,

Omar Ishrak
Chairman and CEO

Translations of this message in Spanish, French, Chinese and Japanese will be available on the InSite website on Monday, October 13, 2014.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition, the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION

Medtronic Holdings Limited, which will be renamed Medtronic plc (“New Medtronic”), has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes the preliminary Joint Proxy Statement of Medtronic, Inc. (“Medtronic”) and Covidien plc (“Covidien”) that also constitutes a preliminary Prospectus of New Medtronic. The registration statement is not complete and will be further amended. Medtronic and Covidien plan to make available to their respective shareholders the final Joint Proxy Statement/Prospectus (including the Scheme) in connection with the transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PRELIMINARY JOINT PROXY

STATEMENT/PROSPECTUS (INCLUDING THE SCHEME) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDTRONIC, COVIDIEN, NEW MEDTRONIC, THE TRANSACTIONS AND RELATED MATTERS. Investors and security holders are able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed with the SEC by New Medtronic, Medtronic and Covidien through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders are able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Medtronic and New Medtronic with the SEC by contacting Medtronic Investor Relations at investor.relations@medtronic.com or by calling 763-505-2696, and will be able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Covidien by contacting Covidien Investor Relations at investor.relations@covidien.com or by calling 508-452-4650.

PARTICIPANTS IN THE SOLICITATION

Medtronic, New Medtronic and Covidien and certain of their respective directors and executive officers and employees may be considered participants in the solicitation of proxies from the respective shareholders of Medtronic and Covidien in respect of the transactions contemplated by the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Medtronic and Covidien in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the final Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Medtronic’s directors and executive officers is contained in Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 25, 2014 and its Proxy Statement on Schedule 14A, dated July 11, 2014, which are filed with the SEC. Information regarding Covidien’s directors and executive officers is contained in Covidien’s Annual Report on Form 10-K for the fiscal year ended September 27, 2013 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC.

Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to New Medtronic’s, Medtronic’s and/or Covidien’s estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Medtronic’s and/or Covidien’s current perspective of existing trends and information as of the date of this communication. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. It is important to note that these goals and expectations are not predictions of actual performance. Actual results may differ materially from current expectations depending upon a number of factors affecting New Medtronic’s business, Medtronic’s business, Covidien’s business and risks associated with the proposed transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful close of, the Covidien acquisition; subsequent integration of the Covidien acquisition and the ability to recognize the anticipated synergies and benefits of the Covidien acquisition; the risk that the required regulatory approvals for the proposed transactions are not obtained, are delayed or are subject to conditions that are not anticipated; the anticipated size of the markets and continued demand for Medtronic’s and Covidien’s products; the impact of competitive products and pricing; access to available financing (including financing for the acquisition or refinancing of Medtronic or Covidien debt) on a timely basis and on reasonable terms; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the medical device industry, including competition in the medical device industry; product liability claims; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; variability of trade buying patterns; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; potential for adverse pricing movement; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; reduction or interruption in supply; product quality problems; the availability and pricing of third-party sourced products and materials; risks associated with self-insurance and commercial insurance; successful compliance with governmental regulations applicable to New Medtronic’s, Medtronic’s and Covidien’s facilities, products and/or businesses; changes in the laws and regulations, affecting among other things, pricing and reimbursement of pharmaceutical products; health care policy changes; risks associated with international operations; changes in tax laws or interpretations that could increase New Medtronic’s, Medtronic’s and/or Covidien’s consolidated tax liabilities, including, if the transaction is consummated, changes in tax laws that would result in New Medtronic being treated as a domestic corporation for United States federal tax purposes; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Medtronic’s periodic public filings with the SEC, including but not limited to Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 25, 2014, in Covidien’s periodic public filings with the SEC, including but not limited to Covidien’s Annual Report on Form 10-K for the fiscal year ended September 27, 2013, and from time to time in Medtronic’s and Covidien’s other investor communications. Except as expressly required by law, each of New Medtronic and Medtronic disclaims any intent or obligation to update or revise these forward-looking statements.

Statement Required by the Irish Takeover Rules

The directors of Medtronic accept responsibility for the information contained in this document. To the best of the knowledge and belief of the directors of Medtronic (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.